Insider transaction detail - View details for insider with remarks	2008-11-07 13:17 ET

Transactions sorted by	: Insider
Insider family name	: TransGlobe Energy Corporation (Starts with)
Filing date range	: November 7, 2008 - November 7, 2008
Equity securities	: Common Shares

Insider name:	TRANSGLOBE ENERGY CORPORATION

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 1 -Issuer

Security designation: (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace

1312762	2008-10-08	2008-11-07	Direct Ownership	38-Redemption, retraction, cancellation, repurchase	-52,000		0

	General remarks:	Normal Course Issuer Bid